082-34955

Head Office - Secretariat of the Bank
68 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED
2009 JUL 30 P 12:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26 July 2009

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

09046659

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

7/31

10.01 057004

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*16/07/09*	*1*
2.			
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

082-34955

Head Office

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781

Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Schedule 1

RECEIVED

2009 JUL 30 P 12:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 16/07/2009

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises that at about 10:00 a.m. it sent to the Securities Authority a letter, a copy of which is attached hereto.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

bank hapoalim

Ilan Mazur Adv.
Senior Deputy Managing Director, Chief Legal Adviser

Date: 16th July, 2009
Reference: 108/1314/901

Mr. Ron Amichai, CPA
Deputy Head of corporate Department
Securities Authority
2 Canfey Nesharim Street
Jerusalem

Dear Sir,

Re: **Bonuses to Employees and Managers of Poalim Capital Markets Ltd. (PCM)**
Your letter of 9th, July 2009

The Board of Directors of Bank Hapoalim B.M. (**"the Bank"**) received your letter referred to above. After an intensive discussion and a re-examination of the procedures in this matter, it was resolved to bring the subject of the bonuses to senior officers of PCM (**"the Bonuses"**) for further discussion by the Board of Directors of the Bank and the Board of Directors of PCM, notwithstanding that the members of the Board of Directors were of the opinion that the procedure for the approval of the Bonuses was proper.

The Board of Directors of the Bank ratified its resolution granting the Bonuses, after holding a discussion on certain matters that arose in the past, including the matters mentioned in your letter referred to above.

Notwithstanding the foregoing, it was resolved that the bonus to the CEO of PCM be reduced by the sum of NIS 1.6 million.

I attach for your attention the resolution of the Board of Directors of the Bank of 15th July 2009.

Yours faithfully,
(-)
Ilan Mazur, Advocate
Chief Legal Adviser

Bank Hapoalim B.M.
63 Yehuda Halevy, Tel Aviv Zip Code 65781
mail: ilan.mazur@mailpoalim.co.il Tel: 03-567 3225 Fax: 03-567 3343

RESOLUTION

1. Following the Security Authority's letter of 9th July, 2009 the Board of Directors held today, 15th July, 2009, a further discussion regarding the granting of a bonus to senior officers of PCM; and in accord with its legal advisors it determined that there were no faults or irregularities in the process of adopting the previous resolutions of the Board of Directors.

   The Board of Directors resolves to ratify the process and the resolution adopted by it on 27th August, 2008 concerning payment of a bonus to senior officers of PCM (subject only to the provisions of Item 2 below), for the reasons expressed in the course of the previous discussions of the Board of Directors and as stated as follows:

   a. The CEO of PCM and its management team made a significant contribution to the success of PCM in the relevant years and to its transition from losses to a path of profitability, including the recovery of an ailing overseas subsidiary company of the Bank;

   b. Although it was clear that there was no legally binding obligation, there was a feeling of organizational commitment and fairness towards PCM's senior officers to make amends for not having granted options for the years 2006-2007.

   c. In considering the remuneration, the Board of Directors based itself on the review carried out by E&Y and on the rest of the comparative data presented to the Board of Directors, according to which the remuneration was reasonable in the circumstances of the matter.

   d. The Board of Directors considers that the process of adopting the resolutions, which was accompanied by E&Y and the law office of Goldfarb, Levy, Eran, was a regular and proper process.

2. Even so, the Board of Directors resolves, after rediscussing the matter at the request of the Authority, to reduce the amount of the bonus to the CEO of CPM by an amount of NIS 1.6 million.